Mr. H. Christopher Owings

Assistant Director

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Mohawk Industries, Inc. Form 10-K for Fiscal Year Ended December 31, 2007, Filed February 29, 2008 and Definitive Proxy Statement on Schedule 14A Filed April 7, 2008 File No. 001-13697

Dear Mr. Owings:

In connection with the review by the Securities and Exchange Commission of the above referenced filings of Mohawk Industries, Inc. (the “Company”), set forth below are the Company’s responses to the Staff’s additional comments contained in the letter dated November 5, 2008 to Jeffrey S. Lorberbaum, Chairman, President and Chief Executive Officer of the Company.

Please note that we are filing this response letter via EDGAR submission, and also are delivering a copy of the submission to the Staff’s attention via overnight courier.

Definitive Proxy Statement on Schedule 14A

Compensation Discussion and Analysis, page 9

1.	We note your response to comment one in our letter dated September 24, 2008. Please specifically explain how disclosure of company earnings per share targets for a completed fiscal year could allow competitors to determine the company’s views on trends in raw material prices and overall cost of goods sold. Please provide similar analysis for the Unilin EBITDA targets.

Response:

The Company notes the Staff’s comment and respectfully submits that disclosure of the Company’s earnings per share targets and EBITDA targets for a completed fiscal year could cause the Company competitive harm. As noted in our prior responses, the Company believes that disclosure of these targets would give competitors unfair insight into the assumptions underlying the Company’s determination of the metric. The Company believes that competitors

H. Christopher Owings

November 20, 2008

could use targets from completed years, together with other information readily available in the industry and the Company’s own public disclosures, to derive insight into the Company’s views regarding the competitive environment in the marketplace.

For example, competitors could determine the relationship between targets from the prior year(s) and the earnings guidance that the Company publicly discloses and use that relationship, refined over time by the Company’s competitors as targets from additional years are disclosed on a rolling basis, to deduce the Company’s targets for the current year. Once competitors have this information, or have narrowed it to a reasonable range, they could then use other publicly available information, such as the price of commodities that constitute a significant portion of the Company’s raw material costs, to determine the Company’s expectations regarding other costs. Competitors would then be in position to use this information in pricing competition for customers or in negotiations with suppliers to the industry with which the Company has negotiated a favorable arrangement.

In addition, competitors could use these same derivative models, based on the Company’s analysis and expectations, to gain insight into how the Company views trends in the industry. For example, by controlling for commodity costs, which are essentially the same for all competitors, competitors can analyze the targets derived from comparing prior year targets with current guidance and gain insight into the Company’s views on the direction of other costs. If commodity costs are constant and the targets are declining, competitors can assume that the Company believes the costs of other raw materials are increasing. Competitors can use this information in a variety of ways, if only to provide additional support for their own views regarding the same trends, which will enable more decisive action on the part of the Company’s competitors, based at least in part on the Company’s confidential information.

As noted in our previous responses, the Company believes that the disclosure of these metrics could cause competitive harm for a variety of reasons. We hope the foregoing explanation will be satisfactory to the Staff.

Thank you for your consideration of the Company’s responses to the Staff’s comments and we appreciate your review and assistance. If you have any questions regarding these responses, please do not hesitate to call the undersigned (404) 881-7951 or James T. Lucke, General Counsel of Mohawk (706) 624-2660.

Very truly yours,

/s/ R. David Patton
R. David Patton

RDP/ck

cc:	Ronald E. Alper Jeffrey S. Lorberbaum Frank H. Boykin James T. Lucke